Exhibit 2.1

Execution Version

DATED	1 OCTOBER 2015

(1)	COLIN PRICE AND OTHERS

(2)	HEIDRICK & STRUGGLES (UK) LIMITED

(3)	HEIDRICK & STRUGGLES INTERNATIONAL, INC

SHARE PURCHASE AGREEMENT

FOR THE SALE AND PURCHASE OF ALL THE SHARES IN COCOMPANY LIMITED

CONTENTS

CLAUSE

1	INTERPRETATION	1
2	SALE AND PURCHASE OF THE SHARES	1
3	CONSIDERATION	2
4	COMPLETION	2
5	EARN OUT	3
6	WARRANTIES	7
7	ESCROW AMOUNT	9
8	POST - COMPLETION OBLIGATIONS	12
9	RESTRICTIVE COVENANTS	12
10	SELLERS’ REPRESENTATIVE	13
11	SERVICE OF NOTICES	14
12	ANNOUNCEMENTS	15
13	COSTS	15
14	CURRENCY CONVERSION	15
15	INTEREST ON LATE PAYMENTS	15
16	ENTIRE AGREEMENT	16
17	WAIVER	16
18	EFFECT OF COMPLETION	16
19	THIRD PARTY RIGHTS	16
20	ASSIGNMENT	16
21	SEVERANCE	17
22	JOINT AND SEVERAL LIABILITY	17
23	FURTHER ASSURANCE	17
24	COUNTERPARTS	18
25	GOVERNING LAW AND JURISDICTION	18
26	GUARANTEE BY HOLDCO	18

SCHEDULE

SCHEDULE 1	20
THE SELLERS	20
SCHEDULE 2	21
THE COMPANY	21
SCHEDULE 3	22
COMPLETION OBLIGATIONS	22
SCHEDULE 4	25
COMPLETION ACCOUNTS	25
SCHEDULE 5	29
EARN OUT PAYMENTS	29

CONTENTS PAGE 1

SCHEDULE 6	32
THE WARRANTIES	34
SCHEDULE 7	65
SELLER PROTECTION	65
SCHEDULE 8	69
THE INTELLECTUAL PROPERTY RIGHTS AND PROPERTY DETAILS	69
SCHEDULE 9	73
RESTRICTIVE COVENANTS	73
SCHEDULE 10	75
ASSOCIATES OF THE COMPANY	75
SCHEDULE 11	77
INTERPRETATION	77

AGREED FORM DOCUMENTS

IP ASSIGNMENTS (SCHEDULE 3, PARA 1(G))

INDEMNITY FOR LOST SHARE CERTIFICATES (SCHEDULE 3, PARA 2(B))

TAX DEED (SCHEDULE 5, PARA 2(D))

BOARD MINUTES OF THE COMPANY (SCHEDULE 3, PARA 2(I))

DIRECTORS’/SECRETARY’S RESIGNATION LETTER (SCHEDULE 5, PARA(O))

SELLER NO CLAIM DEED (SCHEDULE 5, PARA(T))

RELEASES

PAYMENT BOARD MINUTES

BONUS SCHEME

CONTENTS PAGE 2

AGREEMENT dated	1 October 2015

BETWEEN:

(1)	The Persons whose names and addresses are set out in column (1) of Schedule 1 (‘the Sellers’ and each a ‘Seller’);

(2)	Heidrick & Struggles (UK) Limited, a company registered in England and Wales with registered address 40 Argyll Street, London, W1F 7EB, United Kingdom (‘the Buyer’); and

(3)	Heidrick & Struggles International, Inc., a company registered in Delaware, USA with registered address 233 South Wacker Drive, Suite 4200, Chicago, Illinois 60606-6303, USA (“Holdco”).

1	INTERPRETATION

1.1	Words and expressions used in this Agreement shall be interpreted in accordance with Schedule 11.

1.2	The headings in this Agreement are for convenience only and shall not affect its interpretation.

1.3	Each of the Schedules shall have effect as if set out in this Agreement.

1.4	Holdco is the holding company of the Buyer and has become a party to this agreement for the purpose of entering into the guarantee and indemnity set out in clause 26.

2	SALE AND PURCHASE OF THE SHARES

2.1	Each of the Sellers shall sell the number of Shares set opposite his or her name in column 2 of Schedule 1 with full title guarantee and the Buyer shall buy the Shares on the terms and subject to the conditions of this Agreement.

2.2	The Shares shall be sold free from all Encumbrances and with all rights now or hereafter becoming attached to them.

2.3	The Buyer shall not be obliged to complete the sale and purchase of any of the Shares unless the sale and purchase of all of the Shares is completed simultaneously in accordance with this Agreement.

2.4	Each of the Sellers unconditionally and irrevocably waives all rights and restrictions (including all rights of pre-emption) which may exist for its benefit under the articles of association of the Company or otherwise in respect of the Shares to be sold by it under this Agreement.

3	CONSIDERATION

3.1	The Consideration for the sale of the Shares by the Sellers to the Buyer under this Agreement shall comprise the aggregate of:

(a)	the Initial Consideration, as increased on a £1 by £1 basis by the Net Working Capital Adjustment (if positive) or reduced by the Net Working Capital Adjustment (if negative) and the parties shall procure (without any additional financial obligation on any one of them) that the payments resolved to be made by the Company pursuant to the Payment Board Minutes are made by the Company as soon as practical after Completion; and

(b)	the Earn Out Amount, if any, to be calculated and paid in accordance with Schedule 5.

3.2	The Consideration shall be paid to the Sellers in the proportions and amount as set opposite their names in column 4 of Schedule 1.

3.3	Any payment made by the Sellers under the Warranties or under the Tax Deed shall be treated as a reduction of the Consideration.

4	COMPLETION

4.1	The sale and purchase of the Shares shall be completed at the offices of the Buyer’s Solicitors immediately on exchange of this Agreement or at such other place or time, or on such other date, as the parties may agree.

4.2	On Completion the Sellers shall do, or procure to be done, the things specified in Part 1 of Schedule 3 and the Buyer shall do, or procure to be done, the things set out in Part 2 of Schedule 3 (in so far as they have not already been done).

4.3	On Completion, the Buyer shall:

(a)	procure that the Buyer’s Solicitors electronically transfer for same day value the Initial Consideration (less the Escrow Amount) to the Sellers’ Solicitors’ Bank Account; and

(b)	pay the Escrow Amount into the Escrow Account by electronic transfer for same day value,

and receipt by the Sellers’ Solicitors on Completion of the amount to be transferred pursuant to clause 4.3(a) shall be a sufficient discharge of the Buyer’s and the Buyer’s Solicitor’s obligation to transfer such amount and the Buyer and the Buyer’s Solicitors shall have no duty in connection with the manner in which any such payment to the Sellers is applied.

4.4	In the event that the Escrow Account is not established at Completion, the Buyer shall procure that the Escrow Amount shall be held on trust by the Buyer’s Solicitors for and to the order of the Buyer and the Sellers in accordance with the provisions of the Escrow Agreement pending the establishment of the Escrow Account. Upon the establishment of the Escrow Account, the Buyer shall procure that the Escrow Amount is paid into the Escrow Account as soon as reasonably practicable thereafter and in any event not later than 5.00 pm on the Business Day following the date of establishment of the Escrow Account.

5	EARN OUT

5.1	The Earn Out Amount, if any, shall be:

(a)	calculated in accordance with this clause 5 and Schedule 5; and

(b)	paid in instalments by the Buyer annually (if earned) in such amounts as determined in accordance with this clause 5 and Schedule 5 within 90 days of the end of any Earn Out Period, subject to the terms and conditions of this clause 5, by electronic transfer for same day value within ten Business Days after the date on which the relevant Earn Out Amount has become final and binding in accordance with the procedure in this clause 5 and Schedule 5 (“Earn Out Payment”) to the Sellers’ Solicitors’ Bank Account whose written confirmation of receipt shall be sufficient discharge of the Buyer’s obligation to transfer such amount, and the Buyer shall have no duty in connection with the manner in which the Earn Out Amount is allocated among the Sellers or applied in any particular way.

5.2	If, for any Earn Out Period, the Actual Fee Revenue and Actual EBITDA Margin for that Earn Out Period are equal to or greater than the Target Fee Revenue and Target EBITDA Margin respectively for that Earn Out Period, then the Buyer will pay to the Sellers an amount equal to the Actual Fee Revenue for that Earn Out Period multiplied by 8.75% as the Earn Out Payment for that Earn Out Period.

5.3	For the avoidance of doubt and by way of example, if the:

(a)	Year 1 Actual Fee Revenue or EBITDA Margin are less than the Year 1 Target Fee Revenue or Target EBITDA Margin, then the Buyer will not pay to the Sellers any Earn Out Amount for the Year 1 Earn Out Period (as defined in Schedule 5).

(b)	Year 2 Actual Fee Revenue and EBITDA Margin are greater than the Year 2 Target Fee Revenue and Target EBITDA Margin, then the Buyer will pay to the Sellers an amount equal to the Year 2 Actual Fee Revenue multiplied by 8.75% as the Earn Out Payment for the Year 2 Earn Out Period (as defined in Schedule 5) notwithstanding the Year 1 Earn Out Period results.

5.4	If at the date upon which any Earn Out Payment would otherwise be payable by the Buyer pursuant to this clause 5 any amount, which has been finally agreed or determined by a court of competent jurisdiction without a right of appeal to be payable to the Buyer pursuant to this Agreement or the Tax Deed, remains unpaid, then having first exhausted the Escrow Account the Buyer shall be entitled to withhold from the Earn Out Payment an amount up to such unpaid amount. Any amount so withheld shall be applied in settlement (in whole or in part) of the amount due to the Buyer, and shall be deemed to be deducted from the amount of the Earn Out Payment due to each Seller pro-rata to each Seller’s aggregate percentage entitlement as set out in column 4 of Schedule 1.

5.5	If at the date upon which an Earn Out Payment would otherwise be payable by the Buyer pursuant to this clause 5 there are unresolved or unpaid claims of the Buyer pursuant to this Agreement or the Tax Deed, including any Claim or Escrow Claim, the Buyer shall be entitled to withhold from the Earn Out Payment an amount (a “Retained Amount”) equal to the lesser of (i) the amount of the Earn Out Payment otherwise due and (ii) the amount of such unresolved or unpaid claim plus the Buyer’s reasonable estimate of the costs and expenses, including reasonable legal costs relating to such claim as determined under clause 5.6; provided that following final agreement or determination of such claim (whether by a binding settlement or a judgement or arbitration award to which there is no further appeal) then to the extent that the amount of the Earn Out Payment withheld by the Buyer exceeds the amount agreed or determined to be due to the Buyer in respect of the unresolved or unpaid claim, the Buyer shall promptly pay such excess to the Sellers. In the event that the Buyer agrees with the Sellers that it will not pursue any claim in respect of which any Retained Amount has been withheld, the Buyer shall pay to the Sellers (by payment to the Sellers’ Solicitors) the full amount of the Retained Amount in respect of such claim promptly following such agreement. Any Retained Amount shall be deemed to be deducted from the amount of the Earn Out Payment due to each Seller pro-rata to each Seller’s aggregate percentage entitlement as set out in column 3 of Schedule 1.

5.6	If on any day not more than 30 days before an Earn Out Payment is due to be paid and the Buyer and the Sellers shall not have reached agreement as to the amount which may be retained pursuant to clause 5.5 in respect of any Claim or Escrow Claim, then the question of the amount which may be retained may be referred by either the Buyer or the Sellers to an independent counsel of appropriate experience and standing to be appointed by the Buyer and the Sellers or (in default of agreement within five Business Days of any proposal for the appointment of such counsel) by the chairman for the time being of the Council of the Bar on the application of either the Buyer or the Sellers; and the decision of such counsel (who shall be deemed to be acting as an expert and not as an arbitrator) shall be final and binding on the parties and the cost of such reference shall be paid by the Buyer and the Sellers in equal shares or in such other proportions as such counsel shall determine. In relation to a determination to be made under this clause 5.6 the provisions of clause 7.6 shall mutatis mutandis apply.

5.7	The Buyer shall within 60 Business Days after the end of each Earn Out Period prepare and deliver to the Sellers a statement of the Actual Fee Revenue and EBITDA

Margin for that Earn Out Period determined in accordance with paragraph 2(a) of Schedule 5 and based on that a provisional calculation of the Earn Out Amount for that Earn Out Period (“Earn Out Statement”). Each Earn Out Statement shall be prepared in accordance with Schedule 5. The Sellers shall by the fifth Business Day after receipt of the Earn Out Statement send the Buyer an acknowledgement of receipt. If the Sellers fail to issue an acknowledgement of receipt by such time then it shall, for the purposes of this clause 5.7 be deemed to have issued an acknowledgement of receipt on the fifth Business Day after it receives the Earn Out Statement.

5.8	If within 15 Business Days following the acknowledgement of receipt of an Earn Out Statement by the Sellers, the Sellers have not given the Buyer written notice of his objection to the Earn Out Statement (which notice shall state in detail the basis of the Sellers’ objection) then the Earn Out Statement shall be binding and conclusive on the parties subject to final adjustment in accordance with paragraph 2(b) of Schedule 5.

5.9	If the Sellers give the Buyer written notice of their objection to an Earn Out Statement within 15 Business Days following the acknowledgement of receipt of an Earn Out Statement by the Sellers and if the Sellers and the Buyer fail to resolve the issues outstanding with respect to the determination of the Earn Out Statement within 15 Business Days after the Buyer’s receipt of the Sellers’ notice of objection either the Sellers or the Buyer may at any time after that date refer the matter or matters in dispute to such independent firm of certified public accountants as they shall agree or, in default of agreement within 10 days of any proposal for the appointment of such accountants, as shall be appointed by the AICPA on the application of either these or the Buyer.

5.10	The independent firm of certified public accountants referred to in clause 5.9 shall be an internationally recognised accounting firm in both the UK and USA and shall determine the matter or matters in dispute acting as experts not as arbitrators and their decision shall be final and binding and accordingly the Accountant Determined Earn Out Amount shall be the amount of the Earn Out Payment for that Earn Out Period. Such independent firm of certified public accountants shall be instructed to deliver their determination as soon as practicable to the Sellers and the Buyer.

5.11	The Sellers and the Buyer agree that they shall instruct any accountants appointed under clause 5.9 to determine only the particular aspect of the preparation of the Earn Out Statement in dispute and, accordingly, such accountants shall not determine or adjust any other matter or have regard to any fact not directly relating to the matter in dispute.

5.12	The fees of the accountant appointed pursuant to this clause 5 shall be paid by the Buyer on the one hand and the Sellers on the other hand in equal shares or as the accountant may determine.

5.13	If either the Sellers or the Buyer fails to pay such fees of the accountants appointed under clause 5.9 in accordance with the provisions of clause 5.12, the other party may in its absolute discretion pay such fees on the non-paying party’s behalf and the non-paying party shall reimburse the other on demand all costs and expenses incurred by the other in so doing.

5.14	The Earn Out Payments are contingent on the performance of the business of the Company and accordingly the Sellers accept that there may be no Earn Out Payments. No Member of the Buyer Group makes any representation or warranty of any kind nor expresses any opinion as to the likelihood or the amount of any Earn Out Payment. So long as each of them is subject to their Service Agreement, the Sellers shall continue to be entitled to manage the day-to-day business of the Company, provided that they acknowledge, understand and agree that, after Completion the Buyer shall subject to clause 5.15 exercise ultimate operational control over the business and assets of the Company, provided that Colin Price will have authority to hire staff consistent with the business plan (as approved by the Buyer) provided that the cost of such hires is funded out of the Company’s cash flow.

5.15	The Sellers acknowledge, understand and agree that no Member of the Buyer Group has a duty to the Sellers to use any level of efforts to do any action or thing which would or might increase the Actual EBITDA or Actual Fee Revenue of the Company for any part of the Relevant Period. However:

(a)	no Member of the Buyer Group will knowingly interfere with or do anything the sole or main purpose of which is to materially impair or adversely diminish the Actual EBITDA or Actual Fee Revenue of the Company for any part of the Relevant Period; and

(b)	to the extent that any Member of the Group does any action or thing which could materially impair or adversely diminish the Actual EBITDA or Actual Fee Revenue for any part of the Relevant Period, the Buyer (via Holdco’s CEO) shall consult with Sellers’ Representative in good faith in order to agree upon such reasonable adjustments or add-backs to the Earn-Out Amount so as to take into account the impact of such action or thing on the Actual EBITDA or Actual Fee Revenue of the Company for such period.

5.16	As soon as reasonably practicable after and in any event within six months of Completion (or such other date as the parties may agree in writing) the Sellers’ Representative, with assistance from the Buyer as is reasonably necessary (including full access to Consulting Business Partners and Consulting Business Principals, their associated financial performance and client records), shall prepare and deliver an Integration Plan to Holdco’s CEO which shall include, inter alia, the following items:

(a)	details of those Consulting Business Partners and Consulting Business Principals who the Seller Representative believes should be transferred from the Consulting Business to the Company;

(b)	proposals for the implementation of the Integration Plan, including proposed members of the commercial Integration team;

(c)	details of all out-of-pocket costs that are to be incurred in the process of preparing the Integration Plan, such expenses to be approved in accordance with the agreed procedure so as not to impact on the Target EBITDA Margin; and

(d)	proposals for funding the Company’s bonus pool on the Integration Date for both (i) the current employees of the Company and (ii) the newly transferred employees from the Consulting Business and related business plan, on the assumption that variable compensation for all employees employed by the Company after the Integration Date will be based on the Company’s current plan (subject to amendment from time to time).

5.17	As soon as reasonably practicable and in any event within 30 days of the delivery of such Integration Plan, Holdco’s CEO and the Sellers’ Representative shall meet to discuss and agree such plan, subject to such amendments as the Buyer (via Holdco’s CEO) and the Sellers’ Representative shall mutually agree, including with regard to timing and process for implementing the Integration Plan in accordance with clause 5.16(b).

5.18	Upon mutual approval of any Integration Plan by the parties, the Buyer and the Sellers shall co-operate in good faith to implement such Integration Plan according to the timeline set out in such Integration Plan. If the parties agree that such Integration Plan is deemed to materially adversely affect Actual EBITDA Margin or Actual Fee Revenue of the Company for any part of the Earn Out Periods, the Buyer will work with the Sellers, acting in good faith, to make such reasonable adjustments to the Earn-Out Amount so as to take into account the impact of the Integration Plan on the Earn Out Amount for any part of the Earn Out Periods.

5.19	Upon mutual agreement that the Integration Plan has been implemented in accordance with its terms, the Sellers and the Buyer shall either adopt the Revised Earn Out by the Revised Earn Out Date or the Final Earn Out Date or, if the parties do not agree to the Revised Earn Out in accordance with Schedule 5, the Buyer has the option to exercise the Earn Out Buyout (subject to the further provisions set out in Schedule 5).

5.20	The parties agree that the Company’s bonus scheme in the agreed form will apply from Completion, subject to the express provision therein permitting the Buyer to amend, substitute or terminate the bonus scheme at its discretion.

6	WARRANTIES

6.1	The Sellers warrant to the Buyer in the terms set out in Schedule 6, subject to the provisions of Schedule 7, and each party acknowledges that the terms of those Schedules and this clause 6 are in the circumstances fair and reasonable.

6.2

The Warranties are given subject to matters fairly and accurately disclosed in sufficient detail to enable the Buyer to understand their nature and scope in this Agreement or the Disclosure Letter but no other information of which the Buyer has constructive or imputed knowledge and no investigation or enquiry made by or on behalf of the Buyer shall modify or discharge the Sellers’ liability under the Warranties in any way and the provisions of section 6(2) of the Law of Property (Miscellaneous Provisions) Act 1994 are hereby excluded.

6.3	Each of the Warranties is a separate warranty and shall not be restricted in its extent or application by the terms of any of the other Warranties or by any other term of this Agreement.

6.4	If any of the Warranties shall prove to be untrue or misleading as either (i) agreed by the parties or (ii) finally determined by a court of competent jurisdiction, the Sellers shall, without prejudice to any other right or remedy which may be available to the Buyer, pay to the Buyer -

(a)	the amount by which the value of the Shares is less than it would have been had such Warranty been true and not misleading; or

(b)	the amount necessary to put the Company into the position it would have been in had such Warranty been true and not misleading.

6.5	The Sellers’ liability under the Warranties shall not be reduced in consequence of any subsequent sale or sub-sale by the Buyer of the Shares or any of them, which shall be wholly disregarded for the purpose of calculating the amount of such liability.

6.6	Each of the Sellers hereby waives any right which it may have in respect of any misrepresentation, inaccuracy or omission in or from any information or advice supplied or given by any director, officer or employee of the Company for the purpose of assisting the Sellers to give any of the Warranties or to prepare the Disclosure Letter.

6.7	The Sellers shall, jointly and severally, indemnify the Buyer and the Company and hold each of them harmless against any and all liabilities, reasonable costs, claims, reasonable expenses, damages and losses (including all interest, penalties and reasonable legal and other professional costs, fees and expenses) suffered or incurred by the Buyer or the Company arising out of or in connection any third party claim to the extent it restricts the Company from being able to exploit (including its ability to license to third parties in accordance with business practice as at Completion Date) any Intellectual Property Rights in any Core Product, provided that in the event that any such third party claim is made against the Company:

(a)	the Buyer will notify the Sellers’ Representative of such claim and keep the Sellers’ Representative informed of the progress of, and all material developments in relation to, such claim and provide the Sellers’ Representative with copies of all material information and correspondence relating to such claim; and

(b)	allow the Sellers’ Representative all reasonable opportunity to comment on and shall give due consideration to the reasonable requests of the Sellers’ Representative in relation to such claim before compromising, settling or making any admission of liability in respect of such claim; and

(c)	the Buyer shall take reasonable steps to mitigate the liability in respect of such claim.

6.8	All sums payable by the Sellers under this Agreement shall be paid without deduction, counterclaim, set off or withholding, except as may be required by law. If any such deduction or withholding is required by law, the Sellers shall pay such sum as will, after such deduction or withholding, leave the recipient with the same amount to which it would have been entitled in the absence of the requirement to make a deduction or withholding.

6.9	If any sum payable by the Sellers under this Agreement is subject to Tax in the hands of the recipient, the Seller shall pay on demand to the recipient such additional amount as will, after such Tax and any Tax paid on the additional amount, leave the recipient with the amount it would have received if that sum had not been subject to Tax.

6.10	Clauses 6.8 and 6.9 shall not apply to the extent that the deduction, withholding or Tax would not have arisen but for the payee not being tax resident in the UK. If the Buyer assigns its rights under this Agreement, that assignee shall only be entitled to receive payments under clauses 6.8 and 6.9 to the extent that the Buyer would have been entitled in the absence of any assignment of its rights under this Agreement.

6.11	In the event that the Buyer receives a tax credit for the amount payable or deducted under clause 6.7 or 6.8 or is able to reduce its own Tax liability with such amount (“Tax Saving”), it shall repay to the Sellers the amount of the Tax Saving less any costs or expenses properly incurred in obtaining the Tax Saving within 5 Business Days of obtaining the Tax Saving.

6.12	Any payments made by the Sellers under this Agreement in connection with any Claim or breach of any Warranty shall so far as possible be treated as a reduction in the Consideration for the Shares sold by the Sellers.

7	ESCROW AMOUNT

7.1	The Sellers and the Buyer shall procure that prior to Completion an interest bearing account is opened with Barclays Bank Plc in the joint names of the Buyer, Seller and the Solicitors upon terms that withdrawals from such account shall require the signatures of an authorised signatory of each of the Buyer’s Solicitors and the Sellers’ Solicitors.

7.2	Except in relation to any payment in respect of Tax or bank charges, the Solicitors shall not be required to take any action with respect to the Escrow Amount except on the written instructions of both the Buyer and the Seller.

7.3	Subject to payment of any Tax on interest earned on the Escrow Amount or any other Tax or duty in respect of it for which Barclays Bank Plc or the Solicitors is or are or may properly become liable and to payment of any bank or other charges or costs incurred in respect of the establishment or maintenance of the Escrow Account, the Buyer and the Sellers shall procure that the Solicitors apply the Escrow Amount as follows -

(a)	in such manner as the Buyer and the Sellers may from time to time jointly instruct;

(b)	in paying to the Buyer any amount at any time due to it from any of the Sellers under clause 8.2(b);

(c)	in paying to the Buyer any amount at any time due to it from any of the Sellers in relation to any Escrow Claim where either -

(i)	notice of the Escrow Claim setting out in reasonable detail the nature of the Escrow Claim and amount claimed shall have been served by the Buyer on the Sellers and the Sellers shall not have given notice to the Buyer rejecting liability for the Escrow Claim within 14 days after the date on which such notice is served on the Sellers;

(ii)	a settlement of the Escrow Claim has been agreed between the Buyer and the Sellers; or

(iii)	the Buyer shall have obtained final judgment or final determination under clause 7.5 in respect of the Escrow Claim.

7.4	On the:

(a)	first Business Day subsequent 31 December 2016 and subject to receiving all executed Additional IP Assignments , an amount equal to fifty percent of Escrow Amount which then remains after any applications under clause 7.3 shall be released to the Sellers provided that if, prior to such date, the Buyer shall have notified to the Sellers of any Escrow Claim which has not then been determined, there shall be retained in the Escrow Account such amount as the Buyer reasonably considers necessary to satisfy such Escrow Claim pending its determination in accordance with clauses 7.3(c)(i), (ii) or (iii), and clause 7.3 shall continue to apply in relation to the amount so retained. Any balance of the Escrow Amount remaining after the determination or settlement of the last such Escrow Claim to be determined shall be released to the Sellers upon such determination or settlement; and

(b)

two years after the Completion Date the remaining portion of the Escrow Amount after deduction of the amount specified in clause 7.4(a) which then remains after any applications under clause 7.3 shall be released to the Sellers provided that if, prior to such date, the Buyer shall have notified to the Sellers of any Escrow Claim which has not then been determined, there shall be retained in the Escrow Account such amount as the Buyer reasonably considers necessary to satisfy such Escrow Claim pending its determination in accordance with clauses 7.3(c)(i), (ii) or (iii), and clause 7.3 shall continue to apply in relation to the amount so retained. Any balance of the Escrow Amount remaining after the determination or settlement of the last such Escrow Claim to be determined shall be released to the Sellers upon such determination or settlement.

7.5	If the Buyer and the Sellers shall not have reached agreement as to the amount to which the Buyer is entitled in respect of any Escrow Claim within 30 days of the date on which notice setting out in reasonable detail the nature of the Escrow Claim and the amount claimed is served by the Buyer on the Sellers, the matter in dispute shall be referred to an independent counsel of appropriate experience and standing to be appointed by the Buyer and the Sellers or (in default of agreement within five Business Days of any proposal for the appointment of such counsel) by the chairman for the time being of the Council of the Bar on the application of either the Buyer or the Sellers; and the decision of such counsel (who shall be deemed to be acting as an expert and not as an arbitrator) shall be final and binding on the parties in the absence of manifest error and the cost of such reference shall be paid by the Buyer and the Sellers in such proportions as such counsel shall determine.

7.6	In relation to any determination to be made under clause 7.5 -

(a)	the Buyer and the Sellers shall procure that the counsel appointed is provided with all information reasonably required by him for the purpose of making his determination; and

(b)	such counsel shall allow each of the Buyer and the Sellers an opportunity to make written representations to him but so that all such representations must be made within 14 days of his appointment.

7.7	The interest earned on the Escrow Amount shall follow the principal amounts, so that upon any payment under clauses 7.3(b) or (c) the Buyer shall be entitled to the interest earned in respect of the principal amount so paid from Completion to the date of such payment (calculated on a pro rata basis and net of any Tax required by law to be deducted from it) and any balance of such interest shall be paid to the Sellers (net of any Tax which is required by law to be deducted from it).

7.8	Each of the Buyer and the Sellers undertakes to the other to ensure that all rights in and to the Escrow Amounts remain free from any Encumbrance except as provided by this clause or implied by law.

7.9	The payment of any part of the Escrow Amounts in accordance with the provisions of this clause whether to the Buyer or to the Sellers shall not prejudice or affect any other rights or remedies of the Buyer in respect of any Escrow Claim.

8	POST-COMPLETION OBLIGATIONS

8.1	The Sellers and the Buyer shall comply with their obligations in relation to the preparation of the Completion Accounts in accordance with the provisions of Schedule 4.

8.2	Within 5 Business Days after the Net Working Capital Adjustment have been finally ascertained in accordance with Schedule 4 -

(a)	the Buyer shall pay in cash to the Sellers by payment to the Sellers’ Solicitors Bank Account the amount of the Net Working Capital Adjustment (if positive), and such payment shall be applied amongst the Sellers pro-rata to each Seller’s aggregate percentage entitlement as set out in column 3 of Schedule 1; or

(b)	the Sellers shall pay to the Buyer in cash the amount of the Net Working Capital Adjustment (if negative) and such amount shall be satisfied by the Buyer taking such amount from the amount standing to the credit of the Escrow Account, and such amount shall be deemed to be deducted from the aggregate amounts of Initial Consideration paid into the Escrow Account by each of the Sellers as shown in column 5 of Schedule 1 and pro-rata to each Seller’s aggregate percentage entitlement as set out in column 4 of Schedule 1, provided that if pursuant to this clause 8.2 an amount is due to the Buyer and an amount is also due to the Sellers, then such amounts shall be set off against each other so that only one payment is made.

8.3	Within 30 days from Completion, the parties will procure the re-execution of the Associate Agreement between Suzanne Hayes-Jones and the Company and the transfer of the domain name registration for “cocompany.co.uk” registered in the name of Ms Sharon Toye to the Company.

8.4	The parties shall work together in good faith and take all reasonable steps to obtain such assignment or waiver from such Associates for the Additional IP Assignments as soon as reasonably practicable and in any event by 31 December 2016. It is acknowledged that the IP Assignments signed by an Associate shall be an effective discharge of the parties’ obligation in respect of such Associate under this clause 8.4.

9	RESTRICTIVE COVENANTS

9.1	In consideration of the purchase of the Shares, each Seller severally undertakes to the Buyer that he or she shall comply with the provisions of Schedule 9.

9.2	Each of the Sellers confirms and acknowledges that he or she has received legal advice as to the meaning and effect of the restrictions contained in Schedule 9 and is entering into this Agreement with the benefit of that advice.

9.3	Each of the Sellers acknowledges that he or she considers the restrictions contained in Schedule 9 (each of which shall be construed as a separate undertaking) are reasonable in the interests of both the Sellers and the Buyer and are necessary for the protection of the goodwill, know how, technical and confidential information of the Buyer and the Company; but if any such restriction shall be void or voidable but would be valid and enforceable if some part or parts of it were deleted or modified, such restriction shall apply with such modification as may be necessary to make it valid and enforceable.

10	SELLERS’ REPRESENTATIVE

10.1	Each of the Sellers hereby appoints the Sellers’ Representative as his or her attorney and agent with power on his or her behalf to take any action required, permitted or, in the absolute discretion of the Sellers’ Representative, desirable or expedient pursuant to or in connection with this Agreement, including power to -

(a)	give any consent, direction or notice to be given by the Sellers under or in connection with this Agreement;

(b)	receive all demands, notices or other communications directed to the Sellers under or in connection with this Agreement; and

(c)	agree any amounts due to or from the Sellers under this Agreement.

10.2	The appointment of the Sellers’ Representative shall be deemed coupled with an interest and shall be irrevocable until all funds held in the Escrow Account have been released, at which date such appointment shall automatically terminate, and from Completion until such time the Buyer and all other Persons may conclusively and absolutely rely, without inquiry, upon any action of the Sellers’ Representative in accordance with this clause as the act of the Sellers in all matters referred to in clause 10.1.

10.3	In the event of the death or incapacity of the Sellers’ Representative, the Sellers shall within 14 days thereafter by written notice to the Buyer appoint a Seller as his successor who shall agree in writing to accept such appointment in accordance with the terms of this Agreement.

10.4	Save in respect of fraud or dishonesty, the Sellers’ Representative shall not be liable to the other Sellers for any claims whatsoever arising from any act it may do pursuant to this clause. The Sellers’ Representative shall not owe any fiduciary or other duty to any of the Sellers and each of the Sellers agrees to indemnify and keep indemnified the Sellers’ Representative against all losses, costs, expenses or liabilities whatsoever incurred by the Sellers’ Representative arising out of any act or omission by the Sellers’ Representative acting in its capacity as such.

10.5	Colin Price agrees to act as Sellers’ Representative upon the terms and conditions set out in this clause and in accordance with this Agreement.

11	SERVICE OF NOTICES

11.1	Any notice or other communication to be given or served under or in connection with this Agreement shall be in writing and may be -

(a)	delivered by hand; or

(b)	sent by ordinary first class (or airmail in the case of notices to or from any country outside the United Kingdom), special delivery or recorded delivery post (in each case, pre-paid;

to the party due to receive the notice at the following address -

(i)	in the case of Sharon Lee Toye to Avonstone, Bathampton Lane, Bathampton, Bath, Avon BA2 6SW;

(ii)	in the case of Tammy Ann Mitchell-Fisher to 22 Sion Road, Bath BA1 5SG;

(iii)	in the case of Catherine Elizabeth Powell to Park House Holmes Chapel Road, Cheshire SK11 9AE;

(iv)	in the case of Colin Price to Avonstone, Bathampton Lane, Bathampton, Bath, Avon BA2 6SW; and

(v)	in the case of the Buyer, at its registered office from time to time, marked for the attention of Stephen Beard,

or at such other address as may previously by notice given in accordance with this clause have been specified by that party.

11.2	A notice is deemed to be given or served -

(a)	if delivered by hand, at the time it is left at the address; and

(b)	if sent by pre-paid post (whether ordinary first class, airmail, special delivery or recorded delivery), on the second Business Day after posting.

11.3	In the case of a notice given or served by hand, where this occurs after 5.00pm on a Business Day, or on a day which is not a Business Day, the date of service shall be deemed to be the next Business Day.

12	ANNOUNCEMENTS

Except insofar as is required by law or the requirements of any listing authority, securities exchange or regulatory or governmental body (including the UK Listing Authority, the London Stock Exchange or The Panel on Take-overs and Mergers, , NASDAQ and the Securities and Exchange Commission) and then after consultation with the other party, no announcement of the sale and purchase of the Shares or the terms of this Agreement shall be made by either party to any person without the consent of the other parties and pending any announcement each party shall use its best endeavours to keep the existence of this Agreement and its terms confidential.

13	COSTS

13.1	The parties shall pay their own costs and expenses in connection with and incidental to this Agreement.

13.2	For the avoidance of doubt, the Buyer shall pay all stamp and other transfer duties and registration fees applicable to any document to which it is a party and which arise as a result of or in consequence of this Agreement.

14	CURRENCY CONVERSION

Any payment to be made under or pursuant to this Agreement shall, unless otherwise specified to the contrary or agreed in advance by the payee, be paid in £ Sterling and to the extent necessary any other currency shall be converted into £ Sterling at the Conversion Rate prevailing on the day immediately preceding the date on which payment is due or, where the payment is to be made in respect of any claim for any breach of this Agreement, at the Conversion Rate prevailing on the date on which the parties agree that the payment is to be made or on the relevant judgment date.

15	INTEREST ON LATE PAYMENTS

If any party fails to pay a sum payable by it on the due date for payment under this Agreement, it shall pay interest on the overdue sum for the period from and including the due date of payment up to the date of actual payment (after as well as before judgment) at the Default Rate. Such interest shall accrue from day to day and shall be paid on demand. Unpaid interest shall compound monthly.

16	ENTIRE AGREEMENT

This Agreement together with any documents referred to in it constitutes the whole agreement of the parties in relation to its subject matter and supersedes any previous agreement, representations, warranties or arrangements (whether in writing or oral) between them in relation to that matter; and no modification of this Agreement shall be effective unless it is made in writing.

17	WAIVER

The exercise, or partial exercise, of or any delay or omission in exercising any right conferred by this Agreement on any party shall not constitute a waiver of that or any other right or remedy available to that party nor, subject to the time limits for making claims set out in Schedule 7, affect the right to exercise that right or remedy at a later time and the rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

18	EFFECT OF COMPLETION

The Warranties, and all other provisions of this Agreement insofar as they have not been performed at Completion, shall not be extinguished or affected by and shall remain in full force and effect notwithstanding Completion.

19	THIRD PARTY RIGHTS

19.1	No term of this Agreement shall be enforceable under the Contracts (Rights of Third Parties) Act 1999 or otherwise by any person other than the parties to this Agreement, except to the extent (if any) that any person mentioned in clause 6.6 may enforce the terms of that clause in accordance with that Act but no such person shall be entitled to assign its rights in respect of those clauses.

19.2	Notwithstanding that any term of this Agreement may be or become enforceable by a person who is not a party to it, the terms of this Agreement or any of them may be varied, amended or modified or this Agreement may be suspended, cancelled or terminated without the consent of any third party.

20	ASSIGNMENT

The Buyer may assign in whole or in part the benefit of this Agreement or the Tax Deed to -

(a)	any Member of the Buyer Group to whom the Buyer transfers the Shares or the business of the Company for so long only as such transferee or assignee remains a Member of the Buyer Group and any such assignee or transferee shall reassign its rights or obligations under this Agreement to a Member of the Buyer Group if such assignee or transferee ceases to be a Member of the Buyer Group; or

(b)	to any financial institution by way of security for the borrowings of the Buyer under any loan agreement under which it borrowed the Consideration, or part of the Consideration, or to any other financial institution by way of security for the borrowings of the Buyer resulting from any refinancing of such borrowings, and any such assignee may enforce any right or benefit assigned to it as if it had been named as the Buyer in this Agreement or the Tax Deed, and may recover as if it had acquired the Shares for the consideration and on the other terms of this Agreement and had thereby sustained all diminutions of value, losses and expenses in consequence of such acquisition as have been sustained by the Buyer and any subsequent holder of the Shares, including itself, as if they were all one entity which had retained the ownership of the Shares throughout provided that the liability of any party to any such assignee shall not be greater than it would have been had such an assignment not taken place, and all the rights, benefits and protections afforded to a party shall continue to apply to the benefit of that party as against the assignee as they would have applied as against the assignor. Any purported assignment or the purported grant of any Encumbrance in contravention of this clause shall be ineffective.

21	SEVERANCE

If any provision of this Agreement is held by a Competent Authority to be invalid or unenforceable in whole or in part, this Agreement shall continue to be valid as to its other provisions and the remainder of the affected provision.

22	JOINT AND SEVERAL LIABILITY

22.1	All warranties, indemnities, covenants, agreements and obligations given or entered into by more than one person in this Agreement are, unless otherwise indicated, given or entered into jointly and severally.

22.2	The Buyer may release or compromise the liability of any of the Sellers under this Agreement without affecting the liability of any other Seller.

23	FURTHER ASSURANCE

Each of the Sellers shall from time to time and at all times after the Completion Date at its own cost and expense upon request by the Buyer do all such acts and execute all such documents as the Buyer may reasonably require for the purposes of vesting the full legal and beneficial ownership of the Shares in the Buyer (or such person as it shall direct) and giving to the Buyer the full benefit of this Agreement.

24	COUNTERPARTS

This Agreement may be executed in more than one counterpart and shall come into force once each party has executed such a counterpart in identical form and exchanged it with the other parties.

25	GOVERNING LAW AND JURISDICTION

25.1	Without prejudice to each party’s legal rights to seek an injunction where such party believes that to be the most appropriate remedy, in the first instance any dispute between the parties shall be referred for resolution to the Sellers’ Representative and the Global CEO of the Buyer from time to time.

25.2	This Agreement and any dispute or claim (whether contractual or otherwise) arising out of or in connection with it or its subject matter shall be governed by and construed in accordance with English law, and the parties shall submit to the exclusive jurisdiction of the English courts in relation to any such disputes or claims.

25.3	Each party irrevocably waives any objection it might have to the courts of England being nominated as the forum to hear and decide any proceedings brought before it and to settle any dispute which may arise out of or in any way in connection with this Agreement and agrees not to claim that the courts of England are not a convenient or appropriate forum for these purposes.

26	GUARANTEE BY HOLDCO

26.1	In consideration of the Sellers entering into this Agreement, Holdco guarantees to the Sellers the due and punctual performance, observance and discharge by the Buyer of all the Guaranteed Obligations if and when they become performable or due under this Agreement.

26.2	If the Buyer defaults in the payment when due of any amount that is a Guaranteed Obligation Holdco shall, as soon as is reasonably practicable which will be deemed to be within 10 Business Days, pay that amount to the Sellers in the manner prescribed by this Agreement as if it were the Buyer.

26.3	Holdco as principal obligor and as a separate and independent obligation and liability from its obligations and liabilities under clause 26.1 and clause 26.2, agrees to indemnify and keep indemnified the Sellers in full and on demand from and against all and any losses, costs, claims, liabilities, damages, demands and reasonable expenses suffered or incurred by the Sellers arising out of, or in connection with, the Guaranteed Obligations not being recoverable for any reason or any failure of the Buyer to perform or discharge any of its obligations or liabilities in respect of the Guaranteed Obligations.

26.4	The liability of Holdco under the guarantee in this clause 26 shall not be reduced, discharged or otherwise adversely affected by:

(a)	any act, omission, matter or thing which would have discharged or affected the liability of Holdco had it been a principal debtor instead of a guarantor or indemnifier; or

(b)	anything done or omitted by any person which, but for this provision, might operate to exonerate or discharge Holdco or otherwise reduce or extinguish its liability under the guarantee.

EXECUTED as a DEED	)
by HEIDRICK & STRUGGLES (UK) LIMITED,	) ) )
acting by:	)
/s/ Catherine E. Baderman
Director

/s/ Stephen W. Beard
Director/secretary

)
EXECUTED as a DEED
by HEIDRICK & STRUGGLES INTERNATIONAL, INC.	) ) )
acting by:	)
/s/ Tracy R. Wolstencroft
Chief Executive Officer

EXECUTED as a DEED	)
by TAMMY ANN MITCHEL-FISHER	) )
in the presence of:	)
	)	/s/ Tammy Ann Mitchel-Fisher
Witness signature:

Witness name:

Witness address:

Witness occupation:

EXECUTED as a DEED	)
by CATHERINE ELIZABETH POWELL	) )
in the presence of:	)
	)	/s/ Catherine Elizabeth Powell
Witness signature:

Witness name:

Witness address:

Witness occupation:

EXECUTED as a DEED	)
by COLIN PRICE	)
in the presence of:	)
	)	/s/ Colin Price
Witness signature:

Witness name:

Witness address:

Witness occupation:

EXECUTED as a DEED	)
by SHARON LEE TOYE	) ) )
in the presence of:	)
	)	/s/ Sharon Lee Toye
Witness signature:

Witness name:

Witness address:

Witness occupation: